January 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kevin Dougherty

Re:	Hero Technologies Inc.
Registration Statement on Form S-1
Filed November 12, 2021
File No. 333-261062

Dear Mr. Dougherty:

On behalf of Hero Technologies Inc. (the “Company”), the following responses are provided to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the comments in your letter dated December 9, 2021 regarding the Company’s Registration Statement on Form S-1 filed November 12, 2021 (File No. 333-261062).

For your convenience, set forth below in bold are each of the comments in the Staff’s letter dated December 9, 2021, followed by the Company’s response to that comment.

Cover Page

1.

Please clarify the fixed price selling shareholders will sell their shares. You disclose on the cover page that the company and selling shareholders will sell at a price of $0.05 per share, but on page 5 under "The Offering" you disclose that selling stockholders will sell at a price of $0.07 per share.

RESPONSE: The Company is offering shares to be sold at $0.05 per share in order to raise capital. The Company’s selling shareholders hold restricted shares and desire to register these shares. These shareholders are selling at a fixed price of $0.07 per share or until a market develops for those common shares through a listing to the OTCQB or OTCQX. The Company has corrected any discrepancies in the Registration Statement.

Prospectus Summary, page i

2.

Prominently disclose that your company intends to engage in the cultivation, sale, and distribution of cannabis, a Schedule 1 controlled substance, and distribution and use of cannabis remains illegal under Federal law.

RESPONSE: Pursuant to the staff’s comment, an appropriate disclosure was added to page 5 of the Registration Statement, disclosing the Company’s involvement with cannabis.

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Risk Factors, page 6

3.	Please discuss any legal limitations on your ability to enforce the protection of your intellectual property due to federal and state laws prohibiting the production and sale of marijuana.

RESPONSE: In response to the Staff’s comments, the Company added a risk factor, on page 17, regarding the Company’s limitations to enforce the protection of intellectual property.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

4.

As required by Item 303(b)(1) and (2) of Regulation S-K, please revise your disclosure to describe the underlying reasons for material changes from period-to-period in one or more line items in quantitative and qualitative terms. Further, when you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify where possible, the extent to which each change contributed to the overall change in that line item pursuant to section 501.04 of the staff’s Codification of Financial Reporting.

Ensure that your revised disclosures assist in satisfying the requirements of Item 303(a) of Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

•	to provide a narrative explanation of a company’s financial statements that enables investors to see the company through the eyes of management;

•	to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

•

to provide information about the quality of, and potential variability of, a company’s earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance.

RESPONSE: Pursuant to 303(b)(1) and 303(b)(2), sections were added describing in detail the reason for any material changes from period to period. (Page 26, 27, and 28) When two or more business reasons contributed to a material change, the Company provided information and numbers, depicting the extent to which each business reason contributed to the overall material change. (Page 26, 27, and 28)

The Registration Statement was modified in order to comply with the requirements of 303(a). Specifically, we included information about the current state of our business and our future development and funding plans. (Page 29)

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Pursuant to SEC Release No. 33-8350, which outlines the three principal objectives of the MD&A, various financial disclosures were added to the Registration Statement such as detailed information relating to its funding requirements, accounts receivable, inventory, long-lived assets, revenue, deferred income, and stock-based compensation. (Page 29 – 32)

5.

We note that Blackbox Technologies and Systems Inc. has applied to the state of Michigan for marijuana licenses which, if granted, will allow Blackbox to cultivate cannabis for sale in the state of Michigan. Please revise your disclosure regarding the Company’s application to address the following:

•

describe in greater detail the nature and scope of the rights and obligations that the company will be granted under the license agreement (i.e. exclusive or non-exclusive rights, number of plants allowed, etc.);

•	disclose the duration and renewal provisions of the license agreement;

•	disclose any other material provisions to the license agreement (e.g. residency requirements) and your ability to meet the requirements.

•	disclose the application date, the anticipated approval date, and any milestones in the interim;

•	quantify all payments made to date.

RESPONSE:

In order to respond to the Staff’s comment, the Company added various details relating to the marijuana license that Blackbox is currently pursuing. The Company added a detailed list, on pages 23 and 24, regarding the oblgiations that a Michigan marijuana license would impose on Blackbox. Said list includes the number of plants Blackbox will be permitted to grow.

The Company also included information about the relevant renewal provisions and the fees associated with such provisions on page 23.

The Company provided more information, on page 23, regarding the material provisions that accompany the issuance of a marijuana license, such as the MRA’s requirement that a marijuana facility undergo inspection by the Bureau of Fire Services.

The Company included information, on page 23, relating to certain milestones that the Company must overcome before receiving a marijuana license. For example, the MRA requires applicants to show that they have the funds available to operate and maintain a marijuana facility.

The Company provided an estimate as to the payments to date for Blackbox on page 23.

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Capital Resources and Liquidity, page 23

6.

Your disclosure states that cash received upon sale of subsidiary was received in the Fiscal Year ended December 31, 2020. However, we note the Consolidated Statements of Cash Flows shows Cash received for a sale of a subsidiary is reported in the Fiscal Year ended December 31, 2019. Please revise or advise.

RESPONSE: Pursuant to the Staff’s comment, the date was changed on page 27.

7.

You disclose in Risk Factors that your losses, working capital deficit, and accumulated deficit raise substantial doubt about your ability to continue as a going concern. Please incorporate this disclosure, including how you intend to fund current operations for the foreseeable future, into your discussion of your liquidity and capital resources, and within Note 1 to the Consolidated Financial Statements for the year ended December 31, 2020 as required by FASB ASC 205-40-50-12.

RESPONSE: In accordance with the Staff’s comment, a disclosure regarding the Company’s losses and deficits was added on page 29. A statement regarding how the Company intends to fund future operations was added on page 29, in Note 1 on page F-8, and in Note 1 on page F-23.

Business, page 24

8.	Please provide a description of the liabilities assumed when the Company acquired Veteran Hemp Co.

RESPONSE: As requested, a description of liabilities assumed from Veteran Hemp Co. was provided on page 33 of the Registration Statement.

9.

You disclose that Blackbox has applied to the state of Michigan for marijuana licenses, and received step 1 approvals in adult-use and medicinal use. You further disclose that full licenses if granted, will allow Blackbox to cultivate cannabis in the state of Michigan, and that if the licenses are granted, Blackbox plans to construct four greenhouses and four hoop houses at a cost of approximately $9 million. Please disclose the process to become fully licensed in the State of Michigan, any material costs involved, and explain the type of marijuana establishment license you are seeking. For example, it appears from the Michigan Marijuana Regulatory Agency (MRA) that you are instructed to not submit a Step 2 application unless the proposed marijuana establishment will be ready to pass an inspection by the MRA, and for certain class of growers also a Bureau of Fire Services (BFS) plan review, within 60 days of step 2 establishment license application submission, and that failure to pass an inspection by the MRA or BFS within 60 days may result in the denial of the license application. In this regard, please disclose if you have any facility constructed for the MRA or BFS to inspect, or otherwise if Michigan has denied your Step 2 application because of this failure to pass inspection within 60 days of Step 2 license application. If you have any locations within Michigan that you have or are considering constructing your facilities, disclose if such local municipalities allow recreational marijuana facilities within their borders.

RESPONSE: As requested, the Company provided detailed information regarding the process that Blackbox must undergo in order to become fully licensed. (Page 33) Specifically, the Company provided information relating to the cost of obtaining such a license, the type of license that Blackbox is currently seeking, and future plans for the construction of a marijuana facility. (Page 33) As noted in the Registration Statement, once the construction of the marijuana facility is complete, Blackbox will then submit a Step 2 application. (Page 33)

The Company also added a passage, on page 32 and 33, clarifying its $9 million projected construction cost. In reality, the Company has three options pertaining to its construction plans. If the Company decides to pursue the lowest cost option, the Company may begin the project for approximately $501,196.

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Executive Compensation, page 27

10.

Please clarify your compensation paid to Ms. Serkasevich in 2020. From your disclosure and the consulting agreement filed in Exhibit 10.2, it does not appear that Ms. Serkasevich was to be paid in salary in return for her services, but that you agreed to issue 1,750,000 restricted shares of your common stock to Ms. Serkasevich and also provide for reimbursement for all reasonable travel and other out-of-pocket expenses incurred in connection with her services. Accordingly, please clarify if the $18,000 paid in 2020 is reimbursement of expenses incurred by Ms. Serkasevich reportable in column (i) of the summary compensation table, or otherwise explain this compensation, and also disclose for awards of stock, the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Item 402(n) of Regulation S-K.

RESPONSE: Per the Staff’s comment, the Registration Statement was updated on page 36 in order to clarify Ms. Serkasevich’s compensation for the year 2020. Also, on page 36, a statement was added regarding the fair value of Ms. Serkasevich’s shares.

Principal Shareholders, page 28

11.

Within the table presented on page 28, you show that Dark Alpha Capital LLC beneficially owns 40,000,000 of your common shares. However, within the disclosure of transactions with related parties on page 28, you explain that on December 31, 2020 you issued 100,000,000 common shares to Dark Alpha Capital in exchange for $1,000 in cash. Please explain, and revise your disclosure if necessary, the apparent discrepancy in the number of shares shown as beneficially owned by Dark Alpha Capital within the table.

RESPONSE: Dark Alpha Capital LLC transferred 30 million shares to Blair Value Holdings LLC and 30 million shares to Rose Value Holdings LLC.

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12.

Please revise your beneficial ownership table to include separate columns for common and preferred stock such that your table provides the common and/or preferred stock holdings of your principal stockholders and management, and also revise to provide a column to provide the total voting power for your principal stockholders and management from both common and preferred stock holdings. In this regard, we note disclosure that Destiny Aigbe controls 121,761,905 shares of your common stock and all of your outstanding shares of preferred stock. In terms of your Series A Preferred stock, you further disclose that the holder of the preferred stock, with such votes to be counted together with all other shares of capital stock having general voting powers and not separately as a class, has the right to vote 90% of the total votes with respect to any and all matters presented to your stockholders'.

RESPONSE: The beneficial ownership table was revised in accordance to the Staff’s comments. Separate columns were created for common stock and preferred stock. Additionally, a column was added to provide for the total voting power help by each stockholder. Those changes can be found on page 37 and 38.

13.

Because Destiny Aigbe controls Magenta Value Holdings LLC, Dark Alpha Capital LLC, P2B Capital LLC, Blair Value Holdings LLC and Rose Value Holdings LLC, please revise the tabular disclosure to include all such combined holdings within a tabular entry for Mr. Aigbe. Retain appropriate separate entries for the various entities controlled by Mr. Aigbe and corresponding footnotes to explain the ownership for shares attributed to both.

RESPONSE: The beneficial ownership table was revised in order to include a singular tabular entry for Destiny Aigbe. This entry calculates Mr. Aigbe’s ownership interested based on the aggregate ownership interests of the various entities controlled by Mr. Aigbe. Moreover, pursuant to the Staff’s comments, separate entries for the various entities controlled by Mr. Aigbe were also retained. All such changes can be found on page 37 and 38.

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Selling Shareholders, page 29

14.

You disclose that selling shareholders must sell their stock at fixed price of $0.05 per share, but that if and when your common stock becomes quoted in "the over-the-counter market," the shares owned by the selling shareholders may be sold at prices related to the then-current market price. Please revise to clarify that to sell shares at market prices, we require an established public trading market for those shares, and we do not consider the OTC Pink to be such a market for the purposes of satisfying Item 501(b)(3) of Regulation S-K.

RESPONSE: The Registration Statement was revised in order to clarify what is required before the selling shareholders may sell their stock at a market price. (Page 39)

Financial Statements, page F-1

15.	Please update your financial statements and related disclosures throughout your filing to comply with Rule 8-08 of Regulation S-X.

RESPONSE: As required by Rule 8-08 of Regulation S-X, the Company provided updated financial statements in the Registration Statement. (Page F1 – F30)

16.

We note that your annual Statement of Operations and Comprehensive Loss for the year ended December 31, 2019 does not appropriately foot. We also note the amount reported for net loss attributable to Hero Technologies, Inc. for the year ended December 31, 2019 and the six months ended June 30, 2020, and the amount of non-controlling interests for the six months ended June 30, 2021 on your Consolidated Statement of Cash Flows does not agree with your Statement of Operations and Comprehensive Loss. Please revise as appropriate. Please make corresponding changes to disclosure elsewhere in your filing that reference these statements.

RESPONSE: Pursuant to the Staff’s comment, the Statement of Operations and Comprehensive Loss for the year ended December 31, 2019 was amended to correct any errors. (Page F-5) Further, with regard to any errors relating to the six months ended June 30, 2020 and the six months ended June 30, 2021, such errors have been rectified, as all six-months data has been changed to nine-months data. (Page F-17, F-18, F-19, & F-22)

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Notes to the Consolidated Financial Statements Note 2. Summary of Significant Accounting Policies, page F-8

17.

You disclose ownership of a wholly-owned subsidiary First Endeavor Holdings, Inc. (“FEH”) without providing any descriptive information about the subsidiary. Please expand your disclosure here and on page F-20 to provide sufficient detail to understand the nature and operations of FEH.

RESPONSE: The Company does not own First Endeavor Holdings, Inc., and the Registration Statement has been updated to reflect that. (Page F-8)

Note 3. Acquisitions, page F-12

18.

We note that on November 4, 2020 you acquired a website and business currently selling CBD topicals and rubs under the name “Highly Relaxing”. Tell us how you considered the guidance in FASB ASC 805-10-55-3A through 55-9, as amended by ASU 2017-01, in determining whether Highly Relaxing was an acquisition of a business or asset(s). Please tell us your consideration of the guidance in Articles 8-04 and 8-05 of Regulation S-X in assessing whether audited financial statements of this acquired business and the related pro forma financial information giving effect to this acquisition should be provided. Please also provide us your analysis addressing the guidance in Rule 11-01(d) of Regulation S- X.

RESPONSE: Consistent with the Staff’s comment, the Registration Statement was updated, on page F-12, to describe the nature of the acquisition of “Highly Relaxing.” The acquisition of Highly Relaxing was not a business acquisition under FASB ASC-805-10-55-3A through 55-9. Rather, the Company paid a nominal value in order to acquire the domain name and have the seller provide future services to run the business. Highly Relaxing was not functioning as a business at that time of purchase. A single identifiable asset was acquired, the website. At the time of the website purchase, the website was not operative. There was no business as there were no integrated activities that were capable of being conducted and managed for the purpose of providing a return to the owner. No inventory existed at the time of purchase. Inputs may have been limited to know how. There were no processes in place to earn a return for the owner. Because the Company acquired a single, non-operative identifiable asset with no substantive processes, it was not a business acquisition under FASB ASC 805-10-55.

Highly Relaxing did not have any business and thus no continuity in operations that need to be disclose under Rule 11-01(d) of Regulation S-X. Highly Relaxing was not an “entity, a subsidiary, or a division” of another business. There were no revenues at the time of website purchase, nor were there any physical facilities, an employee base, a marketing distribution system, a sales force, a customer base, or operating rights. In light of these circumstances, we believe Highly Relaxing financial statements and pro forma information do not need to be presented in this filing.

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19.	Please redraft the last sentence of the first paragraph to clarify what is meant by “[t]he address of Blackbox Technologies and...” as used in your disclosure.

RESPONSE: The Registration Statement was corrected in order to clarify any ambiguity relating to the Staff’s comment. Specifically, on page F-12, the Company provided an address for the company Blackbox Systems and Technologies LLC.

Note 6. Income Taxes, page F-15

20.

Your disclosure states that due to your history of losses, the Company is not subject to income taxes. Please expand your disclosure here and on page F-28 to provide all of the disclosures required to comply with FASB ASC 740-10-50.

RESPONSE: Pursuant to the Staff’s comment, disclosures regarding the Company’s tax liabilities were added to page F-15, F-16, F-31, and F-32.

Exhibits

21.	Provide an exhibit listing your subsidiaries, the percentage of ownership, and state of incorporation of the subsidiaries. See Item 601(b)(21) of Regulation S-K.

RESPONSE: In accordance with the Staff’s comment, the Company added an exhibit listing the Company’s subsidiaries, the percentage of ownership, and the state of incorporation of the subsidiaries. (Exhibit 21.1)

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